SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2008

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: February 13, 2008	By:	Signed:	Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release: Immediate, February 13, 2008
CANADIAN PACIFIC AND CONSOLIDATED FASTFRATE SIGN 10-YEAR $500 MILLION MILESTONE AGREEMENT
TORONTO — Canadian Pacific (TSX/NYSE: CP) and Consolidated Fastfrate (CFF) today announced a new $500 million agreement that extends their existing contract for an additional 10 years. This agreement brings the CP and CFF partnership to a fifty year milestone; 1966-2016.
“The strategic relationship we have with CP, which exists at every level of their organization, has been the foundation upon which we built our company,” said Ron Tepper, President and CEO of CFF. “I am incredibly proud to sign an agreement of this magnitude. Our long-term partnership illustrates that two companies can co-operate to increase efficiencies and provide a better product to their customers.”
CP and CFF have a historic partnership that dates back to 1966. The two companies made intermodal history when they embarked on a national co-location program. CFF’s decision to build all its centres adjacent to CP intermodal terminals has helped both organizations achieve remarkable success in the intermodal transportation industry.
These co-location facilities provide significant service and cost efficiencies that are key to both CFF and CP’s intermodal growth. CFF is the only LTL carrier in the country to have the strategic advantage of co-location with CP.
“Over the past forty years we have seen the incredible growth and development of the intermodal industry, from a minor mode of transportation to a multi-billion dollar global business,” said Fred Green, President and CEO of Canadian Pacific. “This is an important business for CP, and CFF has been a strategic intermodal partner from the start. With this 10-year extension to our agreement, and continued strong global demand for our services, there are great growth opportunities for both CFF and CP.”
Together, CFF and CP offer shippers the ability to combine the long-haul efficiency of railway transportation with the speed and convenience of a dock-to-dock carrier. CFF and CP understand the demands of LTL customers. While CP depends on CFF to provide seamless LTL service, freight consolidation, deconsolidation, warehousing and transshipping, CFF relies on CP to provide safe and reliable rail-based intermodal service across Canada and around the world.
About Canadian Pacific
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Our combined ingenuity makes CPR a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.

About Consolidated Fastfrate
Consolidated Fastfrate is one of the largest privately owned provider of transportation and logistics in Canada, employing more then 1,600 people and transporting more then 2 billion pounds of freight annually. Fenway Partners and Westerkirk Holdings owns a combined 75% of the company while CFF management owns 25%.
Founded in 1966, CFF has grown into a diversified transportation company whose services include: LTL and truckload from any point to any point within Canada and the northeast and mid-west United States, national drayage services, cartage, warehousing, transloading on both the west and east coasts, special operational direct ship program for select retailers and third party logistics. CFF has 17 operating terminals across Canada and a sales office in Shanghai, China. CFF has been the recipient of numerous awards, including one of Canada’s 50 best managed companies for 7 years running.

Contacts: Media Canadian Pacific Mike LoVecchio Tel.: (778) 772-9636 email: mike_lovecchio@cpr.ca	Consolidated Fastfrate Doug Payne Tel.: (905) 893-2600 Ext. 258 email: dpayne@fastfrate.com